Exhibit 99.3

PRESS RELEASE

Namibia: TotalEnergies Completes its entry as Operator into
PEL83 license, holding the giant Mopane discovery

Paris, September 3, 2026 – TotalEnergies announces the completion of the transaction concluded with Galp in December 2025, by which:

•	TotalEnergies acquires from Galp a 40% operated interest in the PEL83 license, holding the Mopane discovery, and;

•	Galp acquires from TotalEnergies a 10% participating interest in the PEL56 license, holding the Venus discovery and a 9.39% participating interest in the PEL91 license.

Further to the completion of this transaction, TotalEnergies holds a 40% operated interest in the PEL83 license alongside Galp (40%), Namcor (10%) and Custos (10%), a 35.25% operated interest in the PEL56 license, alongside QatarEnergy (35.25%), Galp (10%), Namcor (10%) and Impact (9.5%), as well as a 33.09% operated interest in PEL91 alongside QatarEnergy (33.03%), Namcor (15%), Impact (9.5%) and Galp (9.39%).

“We would like to thank the Namibian authorities for their swift approval of this strategic transaction with Galp, our new partner in Namibia. TotalEnergies’ entry as operator of the giant Mopane discovery marks a key milestone in our journey to establish a major production hub in Namibia”, said Patrick Pouyanné, Chairman and CEO of TotalEnergies. “This transaction positions TotalEnergies as the operator of Namibia’s two largest oil discoveries and strengthens its position in the Orange Basin, supporting the long-term value creation from prolific licenses. Exploration opportunities are already lining up beyond the Mopane development, which we will start appraising as early as the second half of 2026 aiming at taking the FID of the project in 2028, after a 3 appraisal well campaign”.

About TotalEnergies in Namibia

TotalEnergies has been present in Namibia since 1964 and employs around 70 people. TotalEnergies is also the 3rd largest fuel distributor in the country, with 43 service stations. In line with its multi-energy strategy, the Company is looking for local opportunities to develop low carbon projects in the country. The Company operates PEL56, PEL83 & PEL91 and is progressing the completion of its entry as operator into PEL104.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to providing as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forwardlooking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).